UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

POLYCOM, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock, Par Value $0.0005 Per Share

(Title of Class of Securities)

73172K104

(CUSIP Number of Class of Securities)

Sayed M. Darwish

Chief Legal Officer and Executive Vice President, Corporate Development

Polycom, Inc.

6001 America Center Drive

San Jose, California 95002

(408) 586-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Mark A. Bertelsen

Jose F. Macias

Michael A. Occhiolini

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$285,446,658	$38,665.53

*	This amount is based upon the purchase of 27,446,794 shares of common stock of Polycom, Inc. at a price of $10.40 per share in cash.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals (i) $136.40 for each $1,000,000 of the value of the transaction for the first $250,000,000 and (ii) $128.80 for each $1,000,000 of the value of the transaction for the remaining $35,446,658.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,100	Filing Party: Polycom, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: September 13, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 13, 2013, as amended on September 17, 2013, September 27, 2013, October 23, 2013 and October 31, 2013 (the “Schedule TO”) by Polycom, Inc., a Delaware corporation (“Polycom” or the “Company”). The Schedule TO, as amended by this Amendment No. 5, relates to the offer by Polycom to purchase up to $250 million in value of shares of its common stock, par value $0.0005 per share (the “Shares”), at a price not greater than $11.50 nor less than $10.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 13, 2013 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(i) to the Schedule TO, and in the related Letter of Transmittal, previously filed as Exhibit (a)(1)(ii) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the “Offer”).

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment No. 5. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 5 does not modify any of the information previously reported in the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph at the end thereof:

“The Tender Offer expired at 5:00 p.m., New York City time, on Wednesday, October 30, 2013. Polycom accepted for purchase an aggregate of 27,446,794 Shares at a purchase price of $10.40 per Share, for an aggregate cost of approximately $285.4 million, excluding fees and expenses relating to the Offer. These Shares represent approximately 16% of the total number of Shares issued and outstanding as of November 5, 2013.”

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

“On November 6, 2013, Polycom issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on October 30, 2013. A copy of such press release is filed as Exhibit (a)(5)(vi) to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

“(a)(5)(vi) Press Release announcing the final results of the Offer, dated November 6, 2013.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2013

POLYCOM, INC.

By:	/s/ Sayed M. Darwish
Name:	Sayed M. Darwish
Title:	Chief Legal Officer, Executive Vice President of Corporate Development and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated September 13, 2013

(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(5)(i)*	Pre-commencement press release (which is incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on September 11, 2013)

(a)(5)(ii)*	Press Release announcing the commencement of the Offer, dated September 13, 2013

(a)(5)(iii)*	Advertisement announcing the commencement of the Offer

(a)(5)(iv)*	Employee communication issued on September 13, 2013

(a)(5)(v)*	Press Release announcing the preliminary results of the Offer, dated October 31, 2013

(a)(5)(vi)**	Press Release announcing the final results of the Offer, dated November 6, 2013

(b)(i)	Credit Agreement, dated September 13, 2013, by and among Polycom, Inc., the guarantors from time to time party thereto and Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on September 13, 2013)

(d)(1)(i)	Polycom, Inc. 2005 Employee Stock Purchase Plan, as amended (which is incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Commission on June 2, 2011)

(d)(1)(ii)	Summary of Arrangement between the Company and its Senior Executive Officers (which is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2003)

(d)(1)(iii)	Polycom, Inc. 2004 Equity Incentive Plan (May 27, 2010 Restatement) (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on June 2, 2010)

(d)(1)(iv)	Form of Non-employee Director Nonqualified Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004)

(d)(1)(v)	Form of Non-officer Employee Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004)

(d)(1)(vi)	Form of Officer Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004)

(d)(1)(vii)	Performance Bonus Plan, as amended (which is incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 8-K filed with the Commission on May 25, 2012)

(d)(1)(viii)	Polycom, Inc. Management Bonus Plan, as amended (which is incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed with the Commission on February 29, 2008)

(d)(1)(ix)	Form of Performance Share Agreement for Officers (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2009)

(d)(1)(x)	Form of Performance Share Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2009)

(d)(1)(xi)	Form of Restricted Stock Unit Agreement for Officers (which is incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2009)

(d)(1)(xii)	Form of Restricted Stock Unit Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2009)

(d)(1)(xiii)	Form of Amended Change of Control Severance Agreement (which is incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Commission on December 22, 2008)

(d)(1)(xiv)	Form of Performance Share Agreement for Officers (which is incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Commission on February 9, 2010)

(d)(1)(xv)	Form of Performance Share Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.51 to the Company’s Annual Report on Form 10-K filed with the Commission on February 19, 2010)

(d)(1)(xvi)	Form of Performance Share Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 4, 2010)

(d)(1)(xvii)	Polycom, Inc. Executive Severance Plan and Summary Plan Description, as amended and restated effective January 31, 2013 (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 6, 2013)

(d)(1)(xviii)	Form of Performance Share Agreement for Officers (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on April 28, 2011)

(d)(1)(xix)	Form of Performance Share Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on April 28, 2011)

(d)(1)(xx)	Polycom, Inc. 2011 Equity Incentive Plan (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on June 2, 2011)

(d)(1)(xxi)	Form of Performance Share Agreement for Officers (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 31, 2011)

(d)(1)(xxii)	Form of Performance Share Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 31, 2011)

(d)(1)(xxiii)	Form of Restricted Stock Unit Agreement for Officers (which is incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 31, 2011)

(d)(1)(xxiv)	Form of Restricted Stock Unit Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 31, 2011)

(d)(1)(xxv)	Form of Restricted Stock Unit Agreement for Non-Employee Directors (which is incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on October 31, 2011)

(d)(1)(xxvi)	Offer Letter with Eric F. Brown, dated January 19, 2012 (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 1, 2012)

(d)(1)(xxvii)	ViVu, Inc. 2008 Equity Incentive Plan, as amended (which are incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-177763) filed with the Commission on November 4, 2011)

(d)(1)(xxviii)	Form of Performance Share Agreement for Officers (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on August 1, 2012)

(d)(1)(xxix)	Form of Performance Share Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on August 1, 2012)

(d)(1)(xxx)	Form of Restricted Stock Unit Agreement for Officers (which is incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Commission on August 1, 2012)

(d)(1)(xxxi)	Form of Restricted Stock Unit Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Commission on August 1, 2012)

(d)(1)(xxxii)	Form of Stock Option Agreement for Officers (which is incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Commission on August 1, 2012)

(d)(1)(xxxiii)	Form of Stock Option Agreement for Non-Officers (which is incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the Commission on August 1, 2012)

(d)(1)(xxxiv)*	Offer Letter with Kevin T. Parker, dated July 22, 2013

(d)(1)(xxxv)	Separation Agreement and Release, dated July 22, 2013, by and between Andrew Miller and the Company (which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on July 23, 2013)

(g)	Not applicable

(h)	Not applicable

*	Previously filed.
**	Filed herewith.